UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 12, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Flexion Therapeutics, Inc.

File No. 333-193233 and 001-36287

CF#34005

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Flexion Therapeutics, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits listed below.

Based on representations by Flexion Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.10	S-1	January 8, 2014	through August 2, 2022
10.11	S-1	January 8, 2014	through August 2, 2022
10.12	S-1	January 8, 2014	through August 2, 2022
10.7	10-Q	May 12, 2014	through August 2, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary